Mail Stop 3561

March 29, 2007

Bruce A. Hall
Chief Executive Officer
RG America, Inc.
1507 Capital Ave., Suite #101
Plano, TX 75074

   RE: RG America, Inc (the "Company")
     Form 10-KSB for the year ended December 31, 2005
     Form 10-QSB for the quarter ended March 31, 2006
     Form 10-QSB for the quarter ended September 30, 2006
     File No. 333-80429

Dear Mr. Hall:

   We have reviewed your response letter filed on September 22, 2006 and have the following comments. Where expanded disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

   Please respond to confirm that the comments will be complied with, or, if the comments is deemed inappropriate by the Company, advise the staff of the reason thereof. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the year ended December 31, 2005

Note 1. History and Nature of Business, page 9
Note 8. Acquisitions, page 19

1.   In your response to prior comment number two you indicate that you determined
        the value of the options to be $843,750 and recorded this amount as deferred
        compensation to be amortized over the life of the employment agreement.
        However, based upon your disclosures included in Note 10 on page 19, and your
        statements of changes in shareholders' equity, it appears the $843,750 relates to
        the 1,875,000 restricted shares issued as part of the $750,000 purchase price
        consideration rather than the stock option to acquired 250,000 shares of common
        stock that were issued in connection with the employment agreement. As such,
        we reissue our comment to the effect of how such options have been valued and
        accounted for within your financial statements. Also, please tell us and revise
        your disclosure to discuss any recognition of stock-based compensation related
        such stock options as a result of management's decision to accelerate the vesting
        schedule of outstanding stock options during the third quarter of fiscal 2006.

Note 5. Marketable Securities and Notes Receivable, page 18

2.   We note from your response to prior comment number three that the 700,000
        shares from MBI Financial, Inc. were received in July 2006. We also note that it
        appears such shares were reclassed from other receivables to available from sale
        securities during the third quarter of fiscal 2006.   In this regard, please provide us
        with an activity rollforward which reconciles the available for sale securities
        originally valued at $875,000 at December 2005 to the $182,000 reflected on the
        balance sheet within your Form 10-QSB for the quarter ended September 30,
        2006. Your response to us should address any unrealized or realized gains or
        losses recognized within your statements of income and changes in stockholders'
        equity and/or impairments that represented other than temporary decreases in fair
        market value. Also, similarly provide us an activity rollfoward of the related
        deferred revenue for fiscal 2006, including any recognition of revenue, and
        explain to us why you believe it is appropriate to recognize revenue when it
        appears that you have recorded unrealized losses on investment of available for
        sale securities of $404,250 as of September 30, 2006. We may have further
        comment upon receipt of your response.

3.   Please revise future filings to disclose the nature of the relationship the Company
        has with MBI and the reasons for which RG America was willing to extend MBI
        a loan amount of $335,000. Your revised disclosure should be similar in detail as

provided in your response to us and address the fact that the loan was granted in conjunction with your agreement to provide consulting services and the receipt of 700,000 shares of MBI common stock. Please confirm that you will revise your disclosures accordingly as part of your next response to us.

Recent Developments, page 23
Note 9. Debt, page 23

4.   You indicate in your response to prior comment number five that a cumulative adjustment was to be recorded in the third quarter of fiscal 2006 relating to the additional debt discount of $638,258 and related amortization of $29,458 and $58,915 for the quarters ended March 31 and June 30, 2006, respectively, that should have been recognized as a result of the modification in the debt arrangement with Laurus in February 2006. However, it does not appear such amounts have been recorded as of September 30, 2006. In this regard, please tell us whether the additional debt discount and related amortization have been recognized within the financial statements for the nine-months ended September 30, 2006 and if so, please tell us where. If such amounts have not been recognized, please explain why and provide us with your analysis as to whether the amounts are material to the periods affected. We may have further comment upon receipt of your response.

Note 16. Subsequent Events, page 31

5.   We note from your response to prior comment number six that you concluded the amended and restated terms of the Laurus borrowing in February 2006 resulted a greater than 10% change in the present value of the debt and as a result a debt extinguishment has occurred; however, since the principal, interest and maturity date did not change the Company did not account the modification as an debt extinguishment. The guidance in EITF No. 96-19 does not indicate that changes which do not involve the modification of principal, interest and maturity date preclude it from being accounted for as a debt extinguishment. Specifically, EITF No. 96-19 discusses if the present value of the cash flows (including changes in the fair value of an embedded conversion option upon modification of a convertible debt instrument) under the terms of the new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument then it is deemed to have been accomplished with debt instruments that are substantially different. Please advise or alternatively, revise your financial statements to properly reflect the debt extinguishment. If this is not required, please explain why. We may have further comment upon receipt of your response.

Form 10-QSB for the quarter ended September 30, 2006

Note 9. Related Party Transactions, page 17

6.   We note from your disclosures on page F-18 that in June 2006 various former and current officers of the Company forgave amounts relating to commissions due and payable totaling $187,944. Please explain to us and revise future filings to describe in further detail how such amounts were accounted for within your financial statements. Your response to us should address how your accounting treatment complies with the guidance provided in SAB Topic 5T (i.e. contribution to shareholders' equity).

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief